Exhibit 99.1

IM Cannabis Announces Plans to Voluntarily Delist from the Canadian Securities Exchange

TORONTO and GLIL YAM, Israel, May 28, 2025 /CNW/ -- IM Cannabis Corp. (the “Company” or “IMC”) (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, announces that it has applied for a voluntary delisting of its common shares (“Shares”) from the Canadian Securities Exchange (the “CSE”). The delisting from the CSE will not affect the Company’s listing on NASDAQ and its Shares will continue trading on the NASDAQ under the symbol “IMCC”.

The Company is entertaining potential transactions that, if completed while the Company is listed on the CSE, would require the Company to incur unnecessary burdensome costs, approvals and delay. The Company believes that the trading volume of its Shares on the CSE no longer justifies the expenses, administrative efforts, and regulatory burdens required to maintain a dual listing. The Company also believes that delisting from the CSE will create a central marketplace for its Shares on the Nasdaq and ultimately benefit the long-term liquidity and shareholder value of the Company. All shareholders can continue trading IMC’s shares on Nasdaq under the symbol “IMCC”.

The Company is grateful to the CSE for providing its initial opportunity to access public markets. It is expected, subject to approval from the CSE, that the close of business on Monday, June 2, 2025, will be the final trading day for IMC on the CSE.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that the Company expects or anticipates will or may occur in the future including the Company’s potential delisting from the CSE, the Company’s expectation that its Shares will be delisted from the CSE; the Company ceasing to file reports to the CSE after delisting; and the Company’s expectation that its Shares will continue trading on the NASDAQ.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the Canadian Securities Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s potential delisting from the CSE; the Company ceasing to file reports to the CSE; the Company’s ability to relist on the CSE in the future; the timing and receipt of certain approvals from the CSE pertaining to the delisting; and the anticipated benefits associated with delisting.

The reader is urged to refer to additional information relating to IMC, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

This list of risk factors should not be construed as exhaustive. The Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com